Exhibit 99.1

NEWS RELEASE

Penn West Exploration Announces Closing of Offers to Purchase
6.5% and 7.2% Convertible Debentures

Calgary, March 4, 2011 - (TSX - PWT; NYSE - PWE) Penn West Petroleum Ltd. ("Penn West Exploration") announced on January 26, 2011 that it had made a cash offer (the "6.5% Offer") to purchase all of the outstanding 6.5% convertible extendible unsecured subordinated debentures trading under the symbol "PWT.DB.F" (the "6.5% Debentures") and a cash offer (the "7.2% Offer") to purchase all of the outstanding 7.2% convertible unsecured subordinated debentures trading under the symbol "PWT.DB.E" (the "7.2% Debentures") (collectively, the "Debentures") as a result of the completion of the plan of arrangement pursuant to which Penn West Energy Trust converted from an income trust into Penn West Exploration (collectively, the "Offers").  The Offers expired at 12:01 a.m. (Vancouver Time) on March 3, 2011.

Pursuant to the 6.5% Offer, Penn West Exploration offered to purchase all of the issued and outstanding 6.5% Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest up to, but excluding, the date of acquisition of the 6.5% Debentures, or $1,021.04 per $1,000 principal amount of 6.5% Debenture ($1,010 of which represents payment in respect of principal and $11.04 of which represents payment in respect of accrued and unpaid interest).  In aggregate, $5,081,000.00 principal amount of 6.5% Debentures were validly tendered to the 6.5% Offer in exchange for aggregate cash consideration of $5,187,909.81.

Pursuant to the 7.2% Offer, Penn West Exploration offered to purchase all of the issued and outstanding 7.2% Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest up to, but excluding, the date of acquisition of the 7.2% Debentures, or $1,028.35 per $1,000 principal amount of 7.2% Debenture ($1,010 of which represents payment in respect of principal and $18.35 of which represents payment in respect of accrued and unpaid interest).  In aggregate, $1,506,000.00 principal amount of 7.2% Debentures were validly tendered to the 7.2% Offer in exchange for aggregate cash consideration of $1,548,695.10.

Following the completion of the Offers, $223,898,000.00 principal amount of the 6.5% Debentures and $24,715,000.00 principal amount of the 7.2% Debentures remain outstanding in accordance with their terms.

Penn West Exploration common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT, PWT.DB.E and PWT.DB.F and Penn West Exploration common shares are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com